United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Medpace Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58506Q109

(CUSIP Number)

August J. Troendle

c/o Medpace Holdings, Inc.

5375 Medpace Way

Cincinnati, OH 45227

Tel: (513) 579-9911

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS August J. Troendle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 616,643
	8	SHARED VOTING POWER 7,790,766
	9	SOLE DISPOSITIVE POWER 616,643
	10	SHARED DISPOSITIVE POWER 7,790,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,093,645
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Medpace Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,790,766
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,790,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,980,556
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1%
14	TYPE OF REPORTING PERSON OO (Limited liability company)

This Amendment No. 8 to the Schedule 13D (this “Amendment No. 8”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 26, 2016, as amended by Amendment No. 1 filed on August 8, 2018, Amendment No. 2 filed on October 2, 2018, Amendment No. 3 filed on February 6, 2019, Amendment No. 4 filed on August 5, 2019, Amendment No. 5 filed on August 7, 2019, Amendment No. 6 filed on August 15, 2019, and Amendment No. 7 filed on September 17, 2019 (collectively, the “Statement”), relating to the common stock (the “Common Stock”), of Medpace Holdings, Inc., a Delaware corporation (the “Issuer”).Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety as follows:

(a)-(b): See Items 7 – 13 of the cover pages above.

(c): On February 28, 2020, August J. Troendle received restricted stock in the amount of 12,941 shares and a stock option in the amount of 84,770 shares with an exercise price of $107.93. On May 6, 2020, Medpace Investors, LLC exercised a stock option in the amount of 3,518 shares with an exercise price of $14.41.

(d): None.

(e): Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2020

/s/ August J. Troendle
August J. Troendle

Medpace Investors, LLC

/s/ August J. Troendle
Name: August J. Troendle
Title: Sole Manager